

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40861

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/13_____ AND ENDING_____12/31/13_____
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordian Group LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 950 Third Avenue, 17th Floor
           (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Marron   516-287-2726
                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 WeiserMazars LLP
     (Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☒ Certified Public Accountants
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 4 2014

FOR OFFICIAL USE ONLY	Washington, DC
	124

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I __Henry Owsley_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Gordian Group LLC_____ , as
of __December 31_____, 2013, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

****

The Company's Statement of Financial Condition as of December 31, 2013 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
of Gordian Group, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Gordian Group, LLC, (the "Company") as of December 31, 2013, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gordian Group, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Wern Mzan JSP

February 24, 2014
New York, New York

Gordian Group, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	2,369,713
Restricted cash		405,645
Accounts receivable		559,994
Securities owned at fair value - United States Treasury Bills		1,202,000
Fixed assets, net of accumulated depreciation		
and amortization of $814,209		161,851
Prepaid expenses		69,982
Total assets	$	**4,769,185**

Liabilities and Member's Equity

Liabilities

Accrued compensation	$	2,577,770
Deferred rent		147,063
Accrued professional fees		88,595
State and local taxes payable		28,686
Deferred revenue		21,250
Other accrued expenses and liabilities		102,358
Total liabilities		2,965,722

Commitments and contingencies

Member's equity		1,803,463
Total liabilities and member's equity	$	**4,769,185**

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   Gordian Group, LLC (the "Company" or "Gordian") is a Delaware limited liability company whose sole member is Gordian Acquisition Corp. (the "Parent"), a Delaware corporation. The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company does not carry customer accounts; however, it may participate as a broker or dealer in underwriting. The Company is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) engaged in a variety of financial transactions.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying statement of financial condition of the Company has been prepared on the accrual basis of accounting.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition
   Advisory fees are recognized as services are provided. Deferred revenue is made up of unearned revenue and retainers. These items are recognized in income as they are earned over the life of the Company's contracts with its clients. Certain fees are recognized upon the settlement of a transaction.

   Since the Company's provision of financial advisory services involves significant resources, its revenues tend to be concentrated. Accounts receivable at December 31, 2013 consists of amounts due from twelve clients, the largest two of which represent 54% of the balance with none other in excess of 20%.

   Allowance for Doubtful Accounts
   Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable.

Nonmarketable Securities

From time to time, the Company may acquire, or receive for providing services to its clients, ownership interests in nonpublic entities or restricted interests in public entities. These interests may include common stock, preferred stock, warrants or other instruments. The Company values such interests at fair value, which is determined through recent transactions in similar securities, contractual arrangements to sell such securities, or comparison to other companies and transactions.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis based over their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset life or the length of the lease.

Income Taxes

While the Company is a disregarded entity for income tax purposes, its results of operations are included in the corporate income tax returns of its parent.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event that the Company determines that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 24, 2014, the date the financial statements were available for issuance.

3. **Cash**

At December 31, 2013, cash consists of checking and interest-bearing accounts at four major banks. The Company's cash balances at each bank are insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in balances at three of the banks in excess of such insurance coverage.

4. **Fair Value Measurements**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably without undue cost and effort that indicates that market participants would use different assumptions.

The following table summarizes the valuation of Gordian's investments by fair value hierarchy as described above as of December 31, 2013:

Description	Total	Level 1
United States Treasury Bills, due January 16, 2014	$ 1,202,000	$ 1,202,000
Total	$ 1,202,000	$ 1,202,000

5. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at December 31, 2013:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 294,849	$ 194,956	$ 99,893
Equipment	442,417	391,115	51,302
Furniture	238,794	228,138	10,656
Totals	$ 976,060	$ 814,209	$ 161,851

6. Commitments and Contingencies

The Company maintains its offices in space leased under operating lease agreements which expire on September 30, 2017. Minimum future rental payments required as of December 31, 2013, are as follows:

Year Ending December 31,	Amount
2014	$ 703,132
2015	703,132
2016	703,132
2017	527,349
Total	$ 2,636,745

The Company has restricted cash of $405,645 as security under the lease expiring in 2017. Deferred rent on the accompanying statement of financial condition represents the excess of recognized rent expense over scheduled lease payments.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with

the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2013, the Company had net capital, as defined, of $605,991, which exceeded the required minimum net capital of $197,715 by $408,276. Aggregate indebtedness at December 31, 2013 totaled $2,965,722. The ratio of aggregate indebtedness to net capital was 4.89 to 1.

8. Retirement Plan

The Company sponsors a defined contribution profit sharing plan covering all of the Company's eligible employees as defined in the plan. The contribution, which is at management's discretion, is determined annually. The Company did not make a profit sharing contribution for the year ended December 31, 2013.

9. Income Taxes

The Company is no longer subject to U.S. federal and state income tax examinations for years before 2010.